January 4, 2013

Via EDGAR

Joel Parker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Neutra Corp. Item 4.01 Form 8-K Filed January 7, 2013 File No. 333-172417

Dear Mr. Parker:

This letter is submitted on behalf of Neutra Corp. in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of January 10, 2013 regarding the above-captioned filings.

Our numbered responses correlate to the numbers in your January 10, 2013 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Item 4.01 Change in Registrant’s Certifying Accountant

(1)	Previous Independent Auditors

1.

On December 27, 2012, you were informed that Peter Messineo, CPA declined to stand for re-appointment. On that same date, you engaged Drake, Klein, Messineo, CPAs as your new registered independent public accountant. It appears that an Item 4.01 8-K was not filed within four business days of these events. Please confirm to us your understanding that this delinquency has impacted your eligibility for filing on Form S-3.

We confirm that an Item 4.01 8-K was not filed within four business days of that date that we were informed that Peter Messineo, CPA declined to stand for re-appointment. We acknowledge that due to this delinquency we are not eligible for filing on Form S-3 for a period of one year.

8875 Hidden River Parkway, Suite 300

Tampa, Florida 34243

(813) 367-2041

With respect to your comments, we would like to acknowledge the following:

1.	Neutra Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	Neutra Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Cindy Morrissey

Cindy Morrissey

President and Chief Executive Officer